John Hancock Variable Insurance Trust
601 Congress Street
Boston, MA 02210

April 29, 2014

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549
Attn: Sunny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) – File No. 333-194787
Acceleration Request for Registration Statement on Form N-14

Dear Mr. Oh:

The Trust has filed a registration statement on Form N-14 on March 25, 2014 and a subsequent pre-effective amendment thereto on April 29, 2014 (collectively, the “Registration Statement”) to register Series NAV, Series I and Series II shares of John Hancock Fundamental Large Cap Value Trust, a series of the Trust (the “Fund”), in connection with the reorganization of Fundamental Value Trust, also a series of the Trust. The Trust received comments regarding the Registration Statement from the staff of the Securities and Exchange Commission (the “SEC”) in a phone conversation on April 21, 2014, and filed a formal response letter on April 23, 2014. The Trust hereby requests acceleration of the effectiveness of the Registration Statement for noon, Eastern Time on April 30, 2014.

In support of its request for acceleration, the Trust acknowledges that:

1.           Should the SEC or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;

2.           The action of the SEC or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

* * * * *

Thank you for your prompt attention to these matters. If you have any questions, please do not hesitate to call me at (617) 663-2166.

Sincerely,

John Hancock Variable Insurance Trust
By: /s/ Betsy Anne Seel
Betsy Anne Seel
Assistant Secretary

John Hancock Distributors, LLC
101 Huntington Street
Boston, MA 02199

April 29, 2014

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 02549
Attn: Sunny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) – File No. 333-194787
Acceleration Request for Registration Statement on Form N-14

Dear Mr.Oh:

The undersigned, as underwriter of the Trust, hereby joins in the request of the Trust that the effective date of its registration statement on Form N-14 be accelerated to April 30, 2014.

Sincerely,
John Hancock Distributors, LLC

By: /s/ Steven Sunnerberg
Steven Sunnerberg
Assistant Secretary